UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-42678

JBS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Stroombaan 16, 5th Floor,

1181 VX, Amstelveen, Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Exhibits 99.1 and 99.2 hereto are incorporated by reference as exhibits to JBS N.V.’s registration statement on Form S-8 (File No. 333-289660), as may be amended and supplemented.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	JBS N.V.’s unaudited condensed consolidated interim financial information as of September 30, 2025 and for the three- and nine-month periods ended September 30, 2025 and 2024 (in U.S. dollars).
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations (in U.S. dollars).
99.3	Earnings release (in U.S. dollars).
101.INS	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Linkbase Document.
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2025
JBS N.V.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Chief Financial Officer

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